Exhibit (a)(11)
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                                                                     [AT&T Logo]


NEWS RELEASE
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For Further Information:

David Caouette
908-221-6382
caouette@att.com


                          AT&T EXTENDS GRC TENDER OFFER

For Immediate Release:  Monday, March 20, 2000
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      New York - AT&T today announced that it is extending its cash tender offer for GRC International, Inc. to 5:00 p.m., Eastern time, on Monday, March 27,
2000.

      On February 14, 2000, AT&T and GRC International announced that they had entered into a definitive merger agreement. Shortly thereafter, AT&T, through a wholly owned subsidiary, began a cash tender offer to purchase all of the outstanding common shares of GRC International for $15.00 per share. The extension of the offer to 5:00 p.m., Eastern time, on March 27, 2000 is required under the merger agreement.

      The offer is conditioned upon, among other things, the valid tender of shares representing at least a majority of the shares of GRC International's outstanding common stock on a fully diluted basis. At the close of business on March 20, 2000, approximately 11.2 million shares of GRC International common stock, representing about 90 percent of the total outstanding, had been validly tendered with the offer. AT&T also said an additional 572,987 shares, or 4.6 percent of the total shares outstanding, are guaranteed to be delivered within the next three days.